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                                                                    EXHIBIT 99.3

                       Disclosure Policy and Practices of

                           UNIFAB International, Inc.

UNIFAB International, Inc. (the "Company") is committed to providing timely, accurate and balanced disclosure of all material information about the Company and to providing fair and equal access to such information. The Company follows the following policies and practices with respect to all disclosure.

MATERIAL INFORMATION

The term "material information" as used herein means any information relating to the business and affairs of the Company that either (i) results in or would reasonably be expected to result in a significant change in the market price or value of the Company's common stock or (ii) a reasonable investor would consider important in making an investment decision, or that alters the total mix of information about the Company in the marketplace.

PRIMARY PRINCIPLES OF OUR DISCLOSURE POLICY

o Our Company will publicly disclose material information promptly by news-wire release unless, in the informed judgment of management of the Company, the material information must be maintained in confidence for a period of time.

o Our Company will disclose any information the omission of which would make the rest of our disclosures misleading.

o Our Company will take appropriate precautions against selective disclosure. Previously undisclosed material information will not be disclosed selectively to an individual or limited group. If previously undisclosed material information is inadvertently disclosed to an individual or limited group, then such material information will be publicly disclosed promptly by news-wire release.

o Our disclosure policy applies to all methods of communication to the public, inclusive of written, oral and electronic communications.

DISCLOSURE COMMITTEE

The Disclosure Committee of the Company consists of the Principal Executive Officer, the Chief Financial Officer (the "CFO"), the General Counsel, Corporate Controller and each other officer who is responsible for any material operating subsidiary of the Company.

The Disclosure Committee (the "Committee") shall have the responsibility and duty to:

1. determine when events, developments, changes or other facts constitute material information or a material change in the affairs of the Company. In making such determination, the Committee will assess the impact of any such event, development or change on (a) the assets, liabilities and earnings of the Company on a consolidated basis, (b) the reputation or overall operations of the Company, (c) the strategic direction of the Company, and (d) the market price or value of the Company's common stock;

2. review annually disclosure practices and procedures for effectiveness and possible changes;

3. review risk factor and forward-looking statement language in reports and review for updating requirements; and


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4. confirm quarterly immediately before the filing of the quarterly and annual reports that established procedures were followed to verify data in such reports, that the reports do not contain any misstatements or material omissions known to the Committee members, and to confirm issues of evaluation of effectiveness of disclosure controls;

SPOKESPERSONS

The Company designates a limited number of spokespersons responsible for communication with the media, investors and analysts. These spokespersons are the CEO, the CFO and the General Counsel. Individuals holding these offices may from time to time designate others to speak on behalf of the Company or respond to specific inquiries from the investment community or media. No other person is authorized to engage in discussion about the Company with analysts and the investment community or to comment on the Company's financial results.

Employees who are not authorized spokespersons are not to respond to inquiries from the investment community or media unless specifically asked to do so by an authorized spokesperson. All such inquiries are to be referred to the Chief Financial Officer or the General Counsel.

TIMING AND PROCEDURE FOR DISCLOSURE

All news releases, including but not limited to releases of material information, will be cleared by the General Counsel and the CFO prior to release. If the information has been determined by the Disclosure Committee to be material, news releases will be disseminated through a news-wire service that provides national and simultaneous service to widespread news services, financial media and the NASDAQ Stock Market. The timing of all releases will comply with any applicable rules of the NASDAQ Stock Market and the Securities and Exchange Commission.

COMMUNICATIONS WITH FINANCIAL ANALYSTS AND INVESTORS

If material information is to be announced or discussed at a shareholder or analyst meeting or media conference, it will be coordinated with a public announcement by news-wire release. Whenever senior officers conduct conference call meetings with members of the investment community each quarter, following public release of quarterly results, the conference call meetings will be accessible to the public to listen to by telephone. Advance notice and access instructions will be issued through news release.

Authorized spokespersons may contact, respond to, meet with or address analysts, investors or journalists on an individual or small group basis from time to time. Material non-public information will not be disclosed at these meetings. If material information is inadvertently disclosed in any such limited forum, a news-wire media release will promptly be issued to disseminate such information.

FORWARD LOOKING INFORMATION

Forward looking information may be provided in appropriate circumstances to enable evaluation of the Company's operations and prospects for performance. Forward looking information may include performance targets or a discussion of factors that may influence results, among other topics. To the extent that forward looking information is provided by the Company in a disclosure document, news release or statement by a spokesperson, it will be accompanied by or reference will be made to cautionary language to warn of the risk that circumstances beyond the Company's control could change materially and alter anticipated results referenced in the document or statement.

EARNINGS GUIDANCE

Earnings guidance may be announced by news-wire release, if the CEO and the CFO deem such guidance to be appropriate. Spokespersons may elaborate on this information in conference calls with analysts that are accessible to the public, members of the investment community and media. Any other guidance will only be based on information that the Company has previously publicly disseminated.


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QUIET PERIODS

In order to avoid any potential for, or the perception or appearance of selective disclosure, the Company observes a "quiet period". This is during the period commencing from the first day following the end of the reporting period until the release of results. During the quiet period, spokespersons will not initiate meetings or telephone contacts with analysts, investors or media and will refrain from discussing matters related to earnings and financial performance.

RESPONDING TO MARKET RUMORS

It is the Company's general practice not to comment on market rumors or speculation, particularly where it is clear that it is not information from the Company that is the source or basis of the market rumor. After consultation with the Disclosure Committee, the Company may respond, if a rumor is causing market volatility or if the NASDAQ Stock Market or a securities regulator so requests.

MAINTAINING CONFIDENTIALITY AND RESTRICTIONS ON TRADING

The policy of the Company on appropriate conduct related to the disclosure of information applies to all directors, officers and employees of the Company and its subsidiaries. That policy is that employees must maintain as confidential and may not trade on the basis of, or tip to others, undisclosed material information. Any employee who violates the policy may face disciplinary action up to and including termination of his or her employment.

(May 15, 2003)


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